Exhibit 99.1

KE Holdings Inc. Announces Third Quarter 2025 Unaudited Financial Results

BEIJING, China, November 10, 2025 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Business and Financial Highlights for the Third Quarter 2025

•	Gross transaction value (GTV)[1] was RMB736.7 billion (US$103.5 billion), relatively flat year-over-year. GTV of existing home transactions was RMB505.6 billion (US$71.0 billion), an increase of 5.8% year-over-year. GTV of new home transactions was RMB196.3 billion (US$27.6 billion), a decrease of 13.7% year-over-year.

•	Net revenues were RMB23.1 billion (US$3.2 billion), an increase of 2.1% year-over-year.

•	Net income was RMB747 million (US$105 million), a decrease of 36.1% year-over-year. Adjusted net income[2] was RMB1,286 million (US$181 million), a decrease of 27.8% year-over-year.

•	Number of stores was 61,393 as of September 30, 2025, a 27.3% increase from one year ago. Number of active stores[3] was 59,012 as of September 30, 2025, a 25.9% increase from one year ago.

•	Number of agents was 545,511 as of September 30, 2025, a 14.5% increase from one year ago. Number of active agents[4] was 471,501 as of September 30, 2025, an 11.4% increase from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2. Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 46,857 as of September 30, 2024.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 423,400 as of September 30, 2024.

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•	Mobile monthly active users (MAU)[5] averaged 49.3 million in the third quarter of 2025, compared to 46.2 million in the same period of 2024.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the third quarter of 2025, we continued to explore ways to improve operational efficiency and enhance customer experience through organizational optimization, process restructuring, and technological innovation. In our home transaction services, we launched a pilot program in Shanghai featuring a ‘buyer-seller agent specialization’ mechanism, helping sell-side agents strengthen their capabilities in marketing and selling properties. In our home rental services, we are deeply integrating AI into our operations, with AI empowering the entire service providers’ workflows and customer experience. This business contributed over RMB100 million in profit in the third quarter of 2025.”

“Continuous innovation is key to navigating industry cycles. Through these efforts, we have identified a new path to growth—one that restructures our operating model with technology and drives scale expansion through efficiency. Looking ahead, we will accelerate the deep integration of AI capabilities into our core business scenarios to achieve dual improvement in experiences for both service providers and customers,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In the third quarter of 2025, GTV of existing home transactions grew steadily, and the monetization capability of our new home transaction services remained robust. Both home renovation and furnishing business and home rental services achieved city-level profitability before deducting headquarters expenses, with their combined contribution profit to the Company’s total gross profit reaching a record high. Our operational efficiency further improved. The operating expenses in the third quarter of 2025 were RMB4.3 billion, down 1.8% year-over-year and 6.7% quarter-over-quarter.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

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With robust cash reserves, we reward our shareholders through consistently active share repurchase. In the third quarter of 2025, we allocated US$281 million to share repurchases, with the single-quarter share repurchase spending reaching its highest level in the past two years. As of the end of the third quarter of 2025, we repurchased around US$675 million worth of shares this year, up 15.7% year-over-year, which accounted for around 3% of the Company’s total shares outstanding at the end of 2024. Since the launch of our share repurchase program in September 2022, we have repurchased around US$2.3 billion worth of shares as of the end of September this year, accounting for about 11.5% of our total issued shares before the program began.

We will keep proactively optimizing the business structure, strengthening technology empowerment, and enhancing shareholder returns, so as to generate greater value for investors over the long term.”

Third Quarter 2025 Financial Results

Net Revenues

Net revenues increased by 2.1% to RMB23.1 billion (US$3.2 billion) in the third quarter of 2025 from RMB22.6 billion in the same period of 2024, primarily attributable to the increase of the growth of net revenues from home rental services, which is partially offset by the decrease of net revenues from new home and existing home transaction services.

•	Net revenues from existing home transaction services were RMB6.0 billion (US$0.8 billion) in the third quarter of 2025, decreased by 3.6% from RMB6.2 billion in the same period of 2024. GTV of existing home transactions increased by 5.8% to RMB505.6 billion (US$71.0 billion) in the third quarter of 2025 from RMB477.8 billion in the same period of 2024. The higher growth rate in GTV compared to net revenues in existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on the Company’s platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Among that, (i) commission revenue was RMB4.8 billion (US$0.7 billion) in the third quarter of 2025, compared to RMB5.1 billion in the same period of 2024, while the GTV of existing home transactions served by Lianjia stores decreased by 2.3% to RMB190.0 billion (US$26.7 billion) in the third quarter of 2025 from RMB194.5 billion in the same period of 2024; and

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(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform increased by 2.7% to RMB1,197 million (US$168 million) in the third quarter of 2025 from RMB1,165 million in the same period of 2024, mainly due to an increase of GTV of existing home transactions served by connected agents on the Company’s platform of 11.4% to RMB315.6 billion (US$44.3 billion) in the third quarter of 2025 from RMB283.3 billion in the same period of 2024, partially offset by the decrease in revenues from certain value-added services which were not directly driven by the GTV of existing home transactions served by connected agents and incentive-based reductions in platform service and franchise service fees for connected stores.

•	Net revenues from new home transaction services decreased by 14.1% to RMB6.6 billion (US$0.9 billion) in the third quarter of 2025 from RMB7.7 billion in the same period of 2024, primarily due to the decrease of GTV of new home transactions of 13.7% to RMB196.3 billion (US$27.6 billion) in the third quarter of 2025 from RMB227.6 billion in the same period of 2024. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 12.4% to RMB160.3 billion (US$22.5 billion) in the third quarter of 2025 from RMB183.0 billion in the same period of 2024, and the GTV of new home transactions served by Lianjia brand decreased by 19.2% to RMB36.0 billion (US$5.1 billion) in the third quarter of 2025 from RMB44.5 billion in the same period of 2024.

•	Net revenues from home renovation and furnishing were RMB4.3 billion (US$0.6 billion) in the third quarter of 2025, relatively flat compared with RMB4.2 billion in the same period of 2024.

•	Net revenues from home rental services increased by 45.3% to RMB5.7 billion (US$0.8 billion) in the third quarter of 2025 from RMB3.9 billion in the same period of 2024, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB0.4 billion (US$0.06 billion) in the third quarter of 2025, compared to RMB0.5 billion in the same period of 2024.

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Cost of Revenues

Total cost of revenues increased by 3.8% to RMB18.1 billion (US$2.5 billion) in the third quarter of 2025 from RMB17.4 billion in the same period of 2024.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 11.5% to RMB4.6 billion (US$0.6 billion) in the third quarter of 2025, from RMB5.2 billion in the same period of 2024, primarily due to the decrease in GTV of new home transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 3.7% to RMB4.2 billion (US$0.6 billion) in the third quarter of 2025 from RMB4.4 billion in the same period of 2024, primarily due to the decrease in commission of new home transaction services for Lianjia agents and operation staff of new home transaction services, resulting from the decreased GTV of new home transactions they served by.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB2.9 billion (US$0.4 billion) in the third quarter of 2025, relatively flat compared with RMB2.9 billion in the same period of 2024, which was in line with the trend of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services which mainly consists of variable cost, increased by 38.8% to RMB5.2 billion (US$0.7 billion) in the third quarter of 2025 from RMB3.8 billion in the same period of 2024, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores decreased by 5.8% to RMB663 million (US$93 million) in the third quarter of 2025 from RMB703 million in the same period of 2024, primarily attributable to the decreased number of Lianjia stores.

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•	Other costs. The Company’s other costs were RMB484 million (US$68 million) in the third quarter of 2025, compared with RMB502 million in the same period of 2024.

Gross Profit

Gross profit decreased by 3.9% to RMB4.9 billion (US$0.7 billion) in the third quarter of 2025 from RMB5.1 billion in the same period of 2024. Gross margin decreased to 21.4% in the third quarter of 2025 from 22.7% in the same period of 2024, primarily due to a) reduced contribution of net revenues from existing home and new home transaction services, which historically carried higher contribution margins than the overall gross margin; and b) a drop in contribution margin of existing home transaction services, which was primarily due to deteriorated fixed compensation costs absorption rates for Lianjia agents caused by lower net revenues in this segment. The decline in gross margin was partially offset by the increased contribution margin of home rental services.

Income from Operations

Total operating expenses were RMB4.3 billion (US$0.6 billion) in the third quarter of 2025, relatively flat compared with RMB4.4 billion in the same period of 2024.

•	General and administrative expenses were RMB1.9 billion (US$0.3 billion) in the third quarter of 2025, relatively flat compared with RMB1.9 billion in the same period of 2024.

•	Sales and marketing expenses decreased by 10.7% to RMB1.7 billion (US$0.2 billion) in the third quarter of 2025 from RMB1.9 billion in the same period of 2024, primarily due to the decrease in personnel costs for home renovation and furnishing and the decreased advertising and promotion expenses.

•	Research and development expenses increased by 13.2% to RMB648 million (US$91 million) in the third quarter of 2025 from RMB573 million in the same period of 2024, primarily due to the increased headcount of research and development personnel.

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Income from operations was RMB608 million (US$85 million) in the third quarter of 2025, compared to RMB727 million in the same period of 2024. Operating margin decreased to 2.6% in the third quarter of 2025 from 3.2% in the same period of 2024, primarily due to the decreased gross profit margin, which was partially offset by the improved operating leverage.

Adjusted income from operations6 was RMB1,173 million (US$165 million) in the third quarter of 2025, compared to RMB1,363 million in the same period of 2024. Adjusted operating margin7 was 5.1% in the third quarter of 2025, compared to 6.0% in the same period of 2024. Adjusted EBITDA8 was RMB1,922 million (US$270 million) in the third quarter of 2025, compared to RMB2,154 million in the same period of 2024.

Net Income

Net income was RMB747 million (US$105 million) in the third quarter of 2025, compared to RMB1,168 million in the same period of 2024.

Adjusted net income decreased by 27.8% to RMB1,286 million (US$181 million) in the third quarter of 2025, from RMB1,782 million in the same period of 2024.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB749 million (US$105 million) in the third quarter of 2025, compared to RMB1,171 million in the same period of 2024.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,288 million (US$181 million) in the third quarter of 2025, compared to RMB1,785 million in the same period of 2024.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.68 (US$0.10) and RMB0.65 (US$0.09) in the third quarter of 2025, respectively, compared to RMB1.04 and RMB1.00 in the same period of 2024, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.17 (US$0.16) and RMB1.12 (US$0.16) in the third quarter of 2025, respectively, compared to RMB1.58 and RMB1.53 in the same period of 2024, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of September 30, 2025, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB55.7 billion (US$7.8 billion).

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, August 2024 and August 2025, under which the Company may purchase up to US$5 billion of its Class A ordinary shares and/or ADSs until August 31, 2028, subject to obtaining general unconditional mandate for the repurchase from the shareholders of the Company at each of the next three annual general meetings to be held in the forthcoming years to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 27, 2025. As of September 30, 2025, the Company in aggregate has purchased approximately 145.1 million ADSs (representing approximately 435.4 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$2,300.5 million under this share repurchase program since its launch.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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Conference Call Information

The Company will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on Monday, November 10, 2025 (8:00 P.M. Beijing/Hong Kong Time on Monday, November 10, 2025) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10050534-isnceg.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10050535-1y2mts.html

A replay of the conference call will be accessible through November 17, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10050534
Replay PIN (Chinese simultaneous interpretation line):	10050535

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

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Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

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Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

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KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,442,965	9,221,654	1,295,358
Restricted cash	8,858,449	6,744,815	947,439
Short-term investments	41,317,700	39,765,360	5,585,807
Financing receivables, net of allowance for credit losses of RMB147,330 and RMB169,973 as of December 31, 2024 and September 30, 2025, respectively	2,835,527	659,905	92,696
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,636,163 and RMB1,685,597 as of December 31, 2024 and September 30, 2025, respectively	5,497,989	3,777,678	530,647
Amounts due from and prepayments to related parties	379,218	390,379	54,836
Loan receivables from related parties	18,797	407,348	57,220
Prepayments, receivables and other assets	6,252,700	7,458,565	1,047,697
Total current assets	76,603,345	68,425,704	9,611,700
Non-current assets
Property, plant and equipment, net	2,400,211	2,286,577	321,194
Right-of-use assets	23,366,879	21,835,216	3,067,175
Long-term investments, net	23,790,106	19,665,242	2,762,360
Intangible assets, net	857,635	755,562	106,133
Goodwill	4,777,420	4,664,706	655,247
Long-term loan receivables from related parties	131,410	259,442	36,444
Other non-current assets	1,222,277	1,403,274	197,116
Total non-current assets	56,545,938	50,870,019	7,145,669
TOTAL ASSETS	133,149,283	119,295,723	16,757,369

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KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	9,492,629	5,955,358	836,544
Amounts due to related parties	391,446	540,885	75,978
Employee compensation and welfare payable	8,414,472	5,640,906	792,373
Customer deposits payable	6,078,623	3,755,202	527,490
Income taxes payable	1,028,735	654,724	91,969
Short-term borrowings	288,280	657,414	92,346
Lease liabilities current portion	13,729,701	12,018,779	1,688,268
Contract liabilities and deferred revenue	6,051,867	5,484,769	770,441
Accrued expenses and other current liabilities	7,268,505	7,906,559	1,110,627
Total current liabilities	52,744,258	42,614,596	5,986,036
Non-current liabilities
Deferred tax liabilities	317,697	317,697	44,627
Lease liabilities non-current portion	8,636,770	8,283,170	1,163,530
Long-term borrowings	-	137,934	19,375
Other non-current liabilities	2,563	2,269	319
Total non-current liabilities	8,957,030	8,741,070	1,227,851
TOTAL LIABILITIES	61,701,288	51,355,666	7,213,887

14

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; 3,403,080,518 Class A ordinary shares issued and 3,272,515,613 Class A ordinary shares outstanding(1) as of September 30, 2025; and 145,413,446 and 140,951,375 Class B ordinary shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively)	461	454	64
Treasury shares	(949,410)	(778,411)	(109,343)
Additional paid-in capital	72,460,562	66,037,233	9,276,195
Statutory reserves	926,972	926,972	130,211
Accumulated other comprehensive income	609,112	473,060	66,450
(Accumulated Deficit) / Retained Earnings	(1,723,881)	1,182,240	166,068
Total KE Holdings Inc. shareholders' equity	71,323,816	67,841,548	9,529,645
Non-controlling interests	124,179	98,509	13,837
TOTAL SHAREHOLDERS' EQUITY	71,447,995	67,940,057	9,543,482
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,149,283	119,295,723	16,757,369

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

15

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	6,217,054	5,990,720	841,511	19,278,973	19,580,472	2,750,453
New home transaction services	7,726,316	6,639,287	932,615	20,576,636	23,333,605	3,277,652
Home renovation and furnishing	4,213,041	4,299,985	604,015	10,662,113	11,810,782	1,659,051
Home rental services	3,941,234	5,726,701	804,425	9,753,977	16,489,101	2,316,210
Emerging and other services	487,002	395,764	55,593	2,060,692	1,177,480	165,400
Total net revenues	22,584,647	23,052,457	3,238,159	62,332,391	72,391,440	10,168,766
Cost of revenues
Commission-split	(5,199,321)	(4,599,490)	(646,087)	(14,057,167)	(16,225,061)	(2,279,121)
Commission and compensation-internal	(4,381,616)	(4,218,844)	(592,618)	(12,446,905)	(13,766,340)	(1,933,746)
Cost of home renovation and furnishing	(2,897,013)	(2,924,060)	(410,740)	(7,345,082)	(8,008,726)	(1,124,979)
Cost of home rental services	(3,766,972)	(5,228,519)	(734,446)	(9,248,794)	(15,174,777)	(2,131,588)
Cost related to stores	(703,045)	(662,598)	(93,075)	(2,069,022)	(2,141,348)	(300,793)
Others	(501,947)	(483,863)	(67,967)	(1,391,552)	(1,619,423)	(227,479)
Total cost of revenues(1)	(17,449,914)	(18,117,374)	(2,544,933)	(46,558,522)	(56,935,675)	(7,997,706)
Gross profit	5,134,733	4,935,083	693,226	15,773,869	15,455,765	2,171,060
Operating expenses
Sales and marketing expenses(1)	(1,933,878)	(1,727,825)	(242,706)	(5,439,341)	(5,398,770)	(758,361)
General and administrative expenses(1)	(1,900,959)	(1,866,486)	(262,184)	(5,999,453)	(5,820,959)	(817,665)
Research and development expenses(1)	(572,932)	(648,280)	(91,063)	(1,544,741)	(1,865,332)	(262,022)
Impairment of goodwill, intangible assets and other long-lived assets	-	(84,524)	(11,873)	(36,397)	(112,715)	(15,833)
Total operating expenses	(4,407,769)	(4,327,115)	(607,826)	(13,019,932)	(13,197,776)	(1,853,881)
Income from operations	726,964	607,968	85,400	2,753,937	2,257,989	317,179
Interest income, net	310,493	176,640	24,812	976,746	669,148	93,995
Share of results of equity investees	7,783	8,774	1,232	4,048	23,090	3,243
Fair value changes in investments, net	109,170	112,950	15,866	187,458	335,176	47,082
Impairment loss for equity investments accounted for using Measurement Alternative	(388)	(502)	(71)	(8,437)	(1,716)	(241)
Foreign currency exchange gain (loss)	45,156	(10,141)	(1,424)	(27,869)	(55,088)	(7,738)
Other income, net	472,359	401,396	56,384	1,373,969	1,169,395	164,264
Income before income tax expense	1,671,537	1,297,085	182,199	5,259,852	4,397,994	617,784
Income tax expense	(503,131)	(550,337)	(77,305)	(1,758,920)	(1,489,279)	(209,198)
Net income	1,168,406	746,748	104,894	3,500,932	2,908,715	408,586

16

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	2,667	2,535	356	(6,024)	(2,594)	(364)
Net income attributable to KE Holdings Inc.	1,171,073	749,283	105,250	3,494,908	2,906,121	408,222
Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,171,073	749,283	105,250	3,494,908	2,906,121	408,222

Net income	1,168,406	746,748	104,894	3,500,932	2,908,715	408,586
Currency translation adjustments	(252,110)	(150,981)	(21,208)	(131,660)	(228,088)	(32,039)
Unrealized gains on available-for-sale investments, net of reclassification	130,261	85,944	12,072	162,874	92,036	12,928
Total comprehensive income	1,046,557	681,711	95,758	3,532,146	2,772,663	389,475
Comprehensive loss (income) attributable to non-controlling interests shareholders	2,667	2,535	356	(6,024)	(2,594)	(364)
Comprehensive income attributable to KE Holdings Inc.	1,049,224	684,246	96,114	3,526,122	2,770,069	389,111
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	1,049,224	684,246	96,114	3,526,122	2,770,069	389,111

17

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	3,380,011,519	3,313,787,988	3,313,787,988	3,408,518,304	3,360,457,280	3,360,457,280
—Diluted	3,501,151,763	3,451,304,318	3,451,304,318	3,522,652,156	3,509,432,168	3,509,432,168

Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,126,670,506	1,104,595,996	1,104,595,996	1,136,172,768	1,120,152,427	1,120,152,427
—Diluted	1,167,050,588	1,150,434,773	1,150,434,773	1,174,217,385	1,169,810,723	1,169,810,723

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.35	0.23	0.03	1.03	0.86	0.12
—Diluted	0.33	0.22	0.03	0.99	0.83	0.12

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.04	0.68	0.10	3.08	2.59	0.36
—Diluted	1.00	0.65	0.09	2.98	2.48	0.35

(1) Includes share-based compensation expenses as follows:
Cost of revenues	136,101	122,906	17,264	385,935	326,921	45,922
Sales and marketing expenses	53,149	50,863	7,145	143,910	131,965	18,537
General and administrative expenses	370,106	232,514	32,661	1,461,016	881,191	123,781
Research and development expenses	47,220	43,854	6,160	140,146	126,457	17,763

18

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	726,964	607,968	85,400	2,753,937	2,257,989	317,179
Share-based compensation expenses	606,576	450,137	63,230	2,131,007	1,466,534	206,003
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	29,882	4,197	214,167	89,648	12,593
Impairment of goodwill, intangible assets and other long-lived assets	-	84,524	11,873	36,397	112,715	15,833
Adjusted income from operations	1,363,423	1,172,511	164,700	5,135,508	3,926,886	551,608

Net income	1,168,406	746,748	104,894	3,500,932	2,908,715	408,586
Share-based compensation expenses	606,576	450,137	63,230	2,131,007	1,466,534	206,003
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	29,882	4,197	214,167	89,648	12,593
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(16,867)	(19,485)	(2,737)	(3,589)	(60,256)	(8,464)
Impairment of goodwill, intangible assets and other long-lived assets	-	84,524	11,873	36,397	112,715	15,833
Impairment of investments	388	502	71	8,437	1,716	241
Tax effects on non-GAAP adjustments	(6,494)	(6,553)	(920)	(19,904)	(19,541)	(2,745)
Adjusted net income	1,781,892	1,285,755	180,608	5,867,447	4,499,531	632,047

Net income	1,168,406	746,748	104,894	3,500,932	2,908,715	408,586
Income tax expense	503,131	550,337	77,305	1,758,920	1,489,279	209,198
Share-based compensation expenses	606,576	450,137	63,230	2,131,007	1,466,534	206,003
Amortization of intangible assets	36,125	35,282	4,956	230,643	105,848	14,868
Depreciation of property, plant and equipment	166,373	250,101	35,131	505,232	610,920	85,815
Interest income, net	(310,493)	(176,640)	(24,812)	(976,746)	(669,148)	(93,995)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(16,867)	(19,485)	(2,737)	(3,589)	(60,256)	(8,464)
Impairment of goodwill, intangible assets and other long-lived assets	-	84,524	11,873	36,397	112,715	15,833
Impairment of investments	388	502	71	8,437	1,716	241
Adjusted EBITDA	2,153,639	1,921,506	269,911	7,191,233	5,966,323	838,085

Net income attributable to KE Holdings Inc.’s ordinary shareholders	1,171,073	749,283	105,250	3,494,908	2,906,121	408,222
Share-based compensation expenses	606,576	450,137	63,230	2,131,007	1,466,534	206,003
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	29,882	4,197	214,167	89,648	12,593
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(16,867)	(19,485)	(2,737)	(3,589)	(60,256)	(8,464)
Impairment of goodwill, intangible assets and other long-lived assets	-	84,524	11,873	36,397	112,715	15,833
Impairment of investments	388	502	71	8,437	1,716	241
Tax effects on non-GAAP adjustments	(6,494)	(6,553)	(920)	(19,904)	(19,541)	(2,745)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(21)	(21)	(3)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,784,552	1,288,283	180,963	5,861,402	4,496,916	631,680

19

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,126,670,506	1,104,595,996	1,104,595,996	1,136,172,768	1,120,152,427	1,120,152,427
—Diluted	1,167,050,588	1,150,434,773	1,150,434,773	1,174,217,385	1,169,810,723	1,169,810,723

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,126,670,506	1,104,595,996	1,104,595,996	1,136,172,768	1,120,152,427	1,120,152,427
—Diluted	1,167,050,588	1,150,434,773	1,150,434,773	1,174,217,385	1,169,810,723	1,169,810,723

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.04	0.68	0.10	3.08	2.59	0.36
—Diluted	1.00	0.65	0.09	2.98	2.48	0.35

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.54	0.49	0.06	2.08	1.42	0.20
—Diluted	0.53	0.47	0.07	2.01	1.36	0.19

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.58	1.17	0.16	5.16	4.01	0.56
—Diluted	1.53	1.12	0.16	4.99	3.84	0.54

20

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	2,248,527	851,130	119,557	4,244,619	(2,287,928)	(321,385)
Net cash provided by (used in) investing activities	(518,848)	(944,347)	(132,652)	(7,362,441)	7,006,145	984,149
Net cash used in financing activities	(3,389,027)	(3,163,542)	(444,380)	(6,904,495)	(9,084,506)	(1,276,095)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(46,881)	(9,346)	(1,311)	(14,720)	31,344	4,405
Net decrease in cash and cash equivalents and restricted cash	(1,706,229)	(3,266,105)	(458,786)	(10,037,037)	(4,334,945)	(608,926)
Cash, cash equivalents and restricted cash at the beginning of the period	17,526,653	19,232,574	2,701,583	25,857,461	20,301,414	2,851,723
Cash, cash equivalents and restricted cash at the end of the period	15,820,424	15,966,469	2,242,797	15,820,424	15,966,469	2,242,797

21

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	6,217,054	5,990,720	841,511	19,278,973	19,580,472	2,750,453
Commission and compensation	(3,667,827)	(3,656,835)	(513,673)	(10,700,539)	(11,944,430)	(1,677,824)
Contribution	2,549,227	2,333,885	327,838	8,578,434	7,636,042	1,072,629
New home transaction services
Net revenues	7,726,316	6,639,287	932,615	20,576,636	23,333,605	3,277,652
Commission and compensation	(5,812,384)	(5,039,448)	(707,887)	(15,581,327)	(17,741,105)	(2,492,078)
Contribution	1,913,932	1,599,839	224,728	4,995,309	5,592,500	785,574
Home renovation and furnishing
Net revenues	4,213,041	4,299,985	604,015	10,662,113	11,810,782	1,659,051
Material costs, commission and compensation	(2,897,013)	(2,924,060)	(410,740)	(7,345,082)	(8,008,726)	(1,124,979)
Contribution	1,316,028	1,375,925	193,275	3,317,031	3,802,056	534,072
Home rental services
Net revenues	3,941,234	5,726,701	804,425	9,753,977	16,489,101	2,316,210
Property leasing costs, commission and compensation	(3,766,972)	(5,228,519)	(734,446)	(9,248,794)	(15,174,777)	(2,131,588)
Contribution	174,262	498,182	69,979	505,183	1,314,324	184,622
Emerging and other services
Net revenues	487,002	395,764	55,593	2,060,692	1,177,480	165,400
Commission and compensation	(100,726)	(122,051)	(17,145)	(222,206)	(305,866)	(42,965)
Contribution	386,276	273,713	38,448	1,838,486	871,614	122,435

22

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE (Continued)

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of profit
Cost related to stores	(703,045)	(662,598)	(93,075)	(2,069,022)	(2,141,348)	(300,793)
Other costs	(501,947)	(483,863)	(67,967)	(1,391,552)	(1,619,423)	(227,479)
Amounts not allocated to segment:
Sales and marketing expenses	(1,933,878)	(1,727,825)	(242,706)	(5,439,341)	(5,398,770)	(758,361)
General and administrative expenses	(1,900,959)	(1,866,486)	(262,184)	(5,999,453)	(5,820,959)	(817,665)
Research and development expenses	(572,932)	(648,280)	(91,063)	(1,544,741)	(1,865,332)	(262,022)
Impairment of goodwill, intangible assets and other long-lived assets	-	(84,524)	(11,873)	(36,397)	(112,715)	(15,833)
Total operating expenses	(4,407,769)	(4,327,115)	(607,826)	(13,019,932)	(13,197,776)	(1,853,881)
Income from operations	726,964	607,968	85,400	2,753,937	2,257,989	317,179

23